UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Scienjoy Holding Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

Lavacano Holdings Limited Xiaowu He 3rd Floor, JIA No. 34, Shenggu Nanli, Chaoyang District, Beijing, P.R. China 100029 +0086 018610932235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lavacano Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Seychelles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed on May 18, 2020, as amended by Amendment No. 1 (“Amendment No. 1”) thereto, filed with the SEC on March 30, 2021 (as so amended and as further amended by this Amendment No. 2, the “Schedule 13D”) by Lavacano Holdings Limited (“Lavacano”), a company organized under the laws of the Republic of Seychelles, relating to the beneficial ownership of the ordinary shares, with no par value of Scienjoy Holding Corporation (the “Issuer” and such shares, the “Ordinary Shares”). This Amendment is being filed to report the distribution of the 17,970,600 Ordinary Shares held by Lavacano to its shareholders. Except as specifically set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13 D is hereby amended and supplemented by adding the following paragraph immediately after the previous last paragraph:

On August 11, 2021, the Issuer, Lavacano, and the two shareholders of Lavacano — Heshine Holdings Limited, a British Virgin Islands company (“Heshine”), and Tongfang Stable Fund, a Cayman Islands exempted company (“TF”) — entered into a Share Distribution and Conversion Rights Assignment Agreement (the “Share Distribution Agreement”), pursuant to which, Lavacano distributed 7,019,766 and 10,950,834 Ordinary Shares to Heshine and TF, respectively, each for no consideration (the “Distribution”).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately before the previous last paragraph:

Given that the Distribution occurred prior to the anticipated adoption of the dual-class share structure (the “Reclassification”) and conversion of part of the Ordinary Shares held by Lavacano into class B ordinary shares (the “Conversions” and such conversion rights, the “Conversion Rights” and such converted shares, the “Conversion Shares”), pursuant to the Share Distribution Agreement, Lavacano assigned to Heshine any and all Conversion Rights in connection with the Conversion Shares, including, without limitation, the rights to convert 2,625,058 Ordinary Shares (which are among the 7,019,766 Ordinary Shares distributed to Heshine in the Distribution) to the same amount of class B ordinary shares, and the Issuer provided the written consent to such assignment. Furthermore, under the Share Distribution Agreement, (1) each of TF and Heshine irrevocably and unconditionally agrees to vote all securities of Issuers that such party owns from time to time, including the Ordinary Shares distributed to each such party in the Distribution, in favor of the Reclassification and the Conversions, and (2) TF irrevocably constituted and appointed Heshine and any designee thereof as its proxies to vote or act in written consent with respect to those shares in accordance with the aforementioned voting arrangement. With respect to the additional earnout shares of the Issuer that Lavacano may acquire from the Issuer in the future pursuant to the Share Exchange Agreement, assuming that such issuance will occur after the Reclassification, under the Share Distribution Agreement, (1) Lavacano agreed to, within ten (10) business days following such issuance, distribute such shares to TF and Heshine pro rata, out of which the Conversion Shares converted therefrom will only be distributed to Heshine, and (2) to the extent that any such Conversion Shares have not been distributed to Heshine, Lavacano irrevocably constituted and appointed Heshine and any designee thereof, as its proxies to vote or act by written consent with respect to any and all of such Conversion Shares with regard to any question, action, resolution, election or other matter presented to the shareholders of the Issuer for vote or approval. The Issuer has acknowledged both proxies granted in the Share Distribution Agreement.

A copy of the Share Distribution Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing summary of the Distribution Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Exhibit 1.

Pursuant to the Share Exchange Agreement, the Issuer currently plans to use its reasonable best efforts to complete the Reclassification and the Conversions. While the proposal of Reclassification and Conversions requires the approval of Issuer’s shareholders, since (1) Heshine and TF in the aggregate hold more than fifty percent of the voting rights of the Issuer and (2) Heshine and TF have agreed to vote in favor of such proposal and TF has granted Heshine a proxy with respect to such vote under the Share Distribution Agreement, it is likely that the proposal of Reclassification and Conversions will be approved. Adoption of the dual-class structure and the conversion of certain Ordinary Shares held by Heshine into class B ordinary shares will result in further concentration of ownership held by Heshine.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety and replaced by the following:

The responses of Lavacano to rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

(a)	As of the date of this filing, after giving effect to the Distribution, Lavacano does not beneficially own any Ordinary Shares.

(b)	As of the date of this filing, Lavacano has no power to vote or dispose of any Ordinary Shares.

(c)	Except as disclosed otherwise in the Schedule 13D, Lavacano has not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	On August 11, 2021, Lavacano ceased to beneficially own more than 5% of the Shares or any other class of equity securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Share Distribution and Conversion Rights Assignment Agreement, dated August 11, 2021, by and among Lavacano Holdings Limited, Heshine Holdings Limited, Tongfang Stable Fund, and Scienjoy Holding Corporation.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 23, 2021

Lavacano Holdings Limited

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Director